Newchip Inc.
Balance Sheet

	As of Dec 31, 2019	As of Dec 31, 2018
ASSETS		
Current Assets		
Cash	$ 6,280.12	$ 148,181.62
Accounts Receivable	$ -	$ -
Other Current Assets	$ 172,782.34	$ 4,322.76
Total Current Assets	**$ 179,062.46**	**$ 152,504.38**
Non-Current Assets		
Property and Equipment, Net	$ 26,874.44	$ 13,973.48
Investments	$ -	$ 60,000.00
TOTAL ASSETS	**$ 205,936.90**	**$ 226,477.86**
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts Payable	$ 154,495.26	$ 78,545.29
Accrued Expenses	$ 13,062.41	$ 10,004.36
Other Current Liabilities	$ 174,739.36	$ 40,497.16
Total Current Liabilities	**$ 342,297.03**	**$ 129,046.81**
Non-Current Liabilities		
Notes Payable	$ 3,715,750.30	$ 3,045,294.30
Total Liabilities	**$ 4,058,047.33**	**$ 3,174,341.11**
Shareholders' Equity		
Total Shareholders' Equity	$ (3,852,110.43)	$ (2,947,863.25)
TOTAL LIABILITIES AND EQUITY	**$ 205,936.90**	**$ 226,477.86**

Newchip Inc.
Income Statement

	Jan - Dec 2019	Jan - Dec 2018
Income		
Sales	$ 752,606.15	$ 42,879.73
Cost of Sales	$ 12,964.14	$ 0.00
Gross Profit	$ 739,642.01	$ 42,879.73
Expenses		
GENERAL & ADMINISTRATIVE	$ 994,966.16	$ 947,108.24
RESEARCH & DEVELOPMENT	$ 289,500.12	$ 455,574.57
SALES & MARKETING	$ 356,068.27	$ 620,399.22
Net Operating Income	$ (900,892.54)	$ (1,980,202.30)
Other Income (Expense)	$ 2,067.33	$ (8.08)
Depreciation and Amortization Expense	$ 5,421.97	$ 500.64
Net Income before Provision for Income Tax	$ (904,247.18)	$ (1,980,711.02)
Provision for Income Taxes	$ -	$ -
Net Income	$ (904,247.18)	$ (1,980,711.02)

Newchip Inc.
Statement of Cash Flows

		Jan - Dec 2019		Jan - Dec 2018
OPERATING ACTIVITIES				
Net Income (Loss) For the Period	$	(904,247.18)	$	(2,003,095.93)
Change in Payables	$	90,709.77	$	53,768.83
Change in Taxes Payable	$	(40,497.16)	$	40,497.16
Net Cash Flows from Operating Activities	$	**(854,034.57)**	$	**(1,908,829.94)**
Cash Flows from Investing Activities				
Purchase or Sale of Software and Equipment	$	(18,322.93)	$	(14,474.12)
Change in Investments	$	60,000.00	$	(60,000.00)
Net Cash Flows from Investing Activities	$	**41,677.07**	$	**(74,474.12)**
Cash Flows From Financing Activities				
Change in Notes		670,456.00		1,891,054.10
Net cash provided by financing activities	$	**670,456.00**	$	**1,891,054.10**
Cash at beginning of period		148,181.62		240,431.58
Cash at end of period	$	**6,280.12**	$	**148,181.62**